UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

RADIUS HEALTH, INC.

(Name of Subject Company)

RADIUS HEALTH, INC.

(Name of Person(s) Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

750469207

(CUSIP Number of Common Stock)

G. Kelly Martin

President and Chief Executive Officer

Radius Health, Inc.

22 Boston Wharf Road, 7th Floor

Boston, Massachusetts 02210

(617) 551-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Zachary Blume

Marc Rubenstein

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, Massachusetts 02199

(617) 951-7000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9C consists of the following documents related to the proposed acquisition of Radius Health, Inc., a Delaware corporation (the “Company”), pursuant to an Agreement and Plan of Merger, dated as of June 23, 2022, by and among the Company, Ginger Acquisition, Inc., a Delaware corporation (“Parent”), a subsidiary jointly owned by Gurnet Point Capital, LLC and Patient Square Capital and Ginger Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent.

1. Press release, dated as of June 23, 2022 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K as filed by Radius Health, Inc. with the Securities and Exchange Commission (“SEC”) on June 23, 2022 (File No. 001-35726)).

2. Investor call transcript, dated as of June 23, 2022.

Items #1-2 listed above were first used or made available on June 23, 2022. In addition, the information set forth under Items 1.01 and 9.01 of the Current Report on Form 8-K filed by the Company on June 23, 2022 (including all exhibits attached thereto) are incorporated herein by reference.

Exhibit Number	Exhibit Description

99.1	Press Release, dated as of June 23, 2022 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K as filed by Radius Health, Inc. with the SEC on June 23, 2022 (File No. 001-35726))

99.2	Investor Call Transcript, dated as of June 23, 2022